PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68287 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                                    MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WREN CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE SANSOME STREET, SUITE 3500
(No. and Street)

| SAN FRANCISCO | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| CELESTE MOYE | 415-672-0559 | CELESTECPA@COMCAST.NET |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES AND FISCHER LLP
(Name – if individual, state last, first, and middle name)

| 555 FIFTH AVENUE, SUITE 901 | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/5/2009 | | 3760 | |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MARY PAENG _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WREN CAPITAL LLC_____, as of DECEMBER 31 _____, 2 21___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

**See Attached**
California All-Purpose
Acknowledgement

_____
Notary Public

Signature:

Title:
CEO, MANAGING MEMBER

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CALIFORNIA ALL-PURPOSE
# CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _California_ }

County of _San Francisco_ }

On _February 18th 2022_ before me, _K. Mahmoud     Notary Public_,
<span style="font-size:smaller">(Here insert name and title of the officer)</span>

personally appeared _Mary Paeng_,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



K. MAHMOUD
COMM. # 2377287
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. OCT. 2, 2025

_____
Notary Public Signature          (Notary Public Seal)

---

## ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

_Annual Reports Form X-17A-5_
(Title or description of attached document)

_Part III_
(Title or description of attached document continued)

Number of Pages _2_ Document Date _N/A_

CAPACITY CLAIMED BY THE SIGNER
☐ Individual (s)
☐ Corporate Officer

_____
(Title)
☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other _____

### INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are ) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  ❖ Indicate title or type of attached document, number of pages and date.
  ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

# WREN CAPITAL LLC

**Statement of Financial Condition**

**December 31, 2021**

**With Independent Auditors' Report Thereon**

**PUBLIC**

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of WREN Capital, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wren Capital, LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

*Raines & Fischer LLP*

New York, New York
March 1, 2022

# WREN CAPITAL LLC
## Statement of Financial Condition
## December 31, 2021

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 72,211 |
| Fees Receivable | | 458,555 |
| Prepaid Expenses | | 2,390 |
| **Total Assets** | $ | 533,156 |

### LIABILITIES AND OWNER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | | 18,644 |
| Due to Officer | | 7,738 |
| **Total Liabilities** | | 26,382 |
| Owner's Equity | | |
| Paid-in Capital | | 20,124 |
| Retained Earnings | | 486,650 |
| **Total Owner's Equity** | | 506,774 |
| **Total Liabilities and Owner's Equity** | $ | 533,156 |

The accompanying notes are an integral part of these financial statements.

(1)  Organization and Operation

Wren Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) as of June 28, 2010, and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)  Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided, on contract terms, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

Fees Receivable
Fees Receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2021 was $3,195.

Income Taxes

On January 1, 2021 the Company, with the consent of its sole member, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and comparable California income tax law. As an S Corporation, the Company is generally not subject to Federal income taxes and the Company's net income or loss is reported on the individual tax return of the owner of the Company. California charges a minimum tax on the income or loss of the S Corporation and a state income tax provision of $7,249 has been reflected in the financial statements.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The prior tax returns of the Company, as reported on the sole member's tax return, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2018, 2019, and 2020 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses

The Company is a single member LLC electing to be taxed as an S Corporation. The net income of the Company for the year is allocated to the sole member.

Operating Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company's accounting policies did not change materially as a result of applying the principles of fair value measurement from ASU 2018-13 and are largely consistent with existing guidance and content practices applied by the Company.

(3)  Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the company had defined net capital of $220,531 which was $215,531 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Under its membership agreement with FINRA, and relying on Footnote 74 of the SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, the Company is exempt from the requirement of Rule 17a because the Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 and limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(4)  Significant Customers

Two customers accounted for 85% of the gross revenues for the year ended December 31, 2021.

(5)  Related Parties

As of December 31, 2021, the Company owed the Sole Member $7,738 in accrued expenses reimbursable. These funds were repaid in the current fiscal year.

(6)  Subsequent Events

The Company has evaluated subsequent events through March 1, 2022, the date which the financial statements were available to be issued, and noted no items requiring further disclosure.